Exhibit 99.70

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Solaris Resources Inc.

We, KPMG LLP, consent to the use of:

●	our report dated March 28, 2024 on the consolidated financial statements of Solaris Resources Inc. (the Entity), which comprise the consolidated statements of financial position as at December 31, 2023 and December 31, 2022, the consolidated statements of net loss and comprehensive loss, cash flows and changes in equity for the years ended December 31, 2023 and December 31, 2022, and notes to the consolidated financial statements, including a summary of material accounting policy information; and

●	our report dated March 30, 2023 on the consolidated financial statements of the Entity, which comprise the consolidated statements of financial position as at December 31, 2022 and December 31, 2021, the consolidated statements of net loss and comprehensive loss, cash flows and changes in equity for the years ended December 31, 2022 and December 31, 2021, and notes to the consolidated financial statements, including a summary of significant accounting policies.

Each of which is included in the Registration Statement on Form 40-F dated April 12, 2024 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

APRIL 12, 2024

Vancouver, Canada